AMENDED AND RESTATED SECURED SUBORDINATED CONVERTIBLE PROMISSORY NOTE

U.S. $1,594,000	Irvine, CA
November 21, 2014

FOR VALUE RECEIVED, Quest Solution, Inc., a Delaware corporation, (the “Company” or “Debtor”), hereby promises to pay to the order of George Zicman, an individual,  (together with his successors and assigns, the “Note Holder”) the principal sum of One Million Five Hundred Ninety Four Thousand Dollars ($1,594,000) in lawful money of the United States of America in immediately available funds, with interest on the outstanding principal amount at the rate provided below, with the payment of such principal and interest made in accordance with the instructions of the Note Holder and on the dates provided below.  Concurrent with the execution and delivery of this Note, Kurt Thomet and David Marin (collectively, the “Other Holders”) are entering into similar secured subordinated convertible promissory notes as set forth on Schedule A hereto (the “Other Notes”).  This Note and the Other Notes are secured by a security interest granted to the Note Holder and the Other Holders pursuant to a security agreement of even date herewith between the original Note Holder and the Other Holders (the “Security Agreement”).

The Company and Note Holder were previously a party to a Promissory Note (the “Prior Note”) dated January 18, 2014 (the “Original Date”). Company and Note Holder have agreed to amend and restate the Prior Note as provided herein, and the Prior Note shall be superseded in its entirety by this Note and the other Zicman Note.  Except as specifically set forth herein, this Note will not have any bearing on any prior stock warrants earned by Zicman.

1.

Interest.

1.1

The outstanding principal balance of this Amended and Restated Secured Subordinated Convertible Promissory Note (this “Note”) shall accrue interest at a fixed rate of 1.89% per annum, commencing on the date of the Note.  Interest shall be computed on the basis of a year of 365 days and the actual number of days elapsed.  Interest shall be compounded quarterly and shall be payable in arrears in accordance with Section 2 below.

1.2

Commencing on the day an Event of Default (as defined below) occurs, through and including the date that the Event of Default has been cured or waived (each such period a “Default Period”), in Note Holder’s sole discretion and without waiving any of Note Holder’s other rights or remedies, the principal amount of this Note shall bear interest at a rate that is six percent (6.0%) above the contractual rate set forth above (the “Default Rate”), or any lesser rate that Note Holder may deem appropriate, starting on the first day of the Default Period through the last day of that Default Period, or any shorter time period to which Note Holder may agree to in writing (in Note Holder’s discretion)

2.

Payments.

2.1

Payments on this note will not commence until the other Zicman Note (issued 11/21/14 for $1,993,750) has been paid in full.

2.2

The principal balance of, and accrued interest on, this Note shall be paid in quarterly installments equal to the greater of (a) $51,975, or (b) the Note Holder’s Pro Rata Share of the Maximum Payment.  For the purposes of this Note, the “Maximum Payment” shall be equal to thirty-five percent (35%) of the net income of the Company and its subsidiaries on a consolidated basis calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) for such quarter less (i) the Company’s consolidated interest expense, provision for taxes, depreciation and amortization, and (ii) the amount of any required payments on any on any Senior Indebtedness (as defined below) during such quarter.  Subject to Section 2.1, each quarterly payment shall be payable in arrears as soon as reasonably practicable after the end of such calendar quarter but not later than February 15, May 15, August 15 and November 15 of each year, and provided that the remaining outstanding balance of this Note shall be due and payable in full on December 31, 2018.  Each payment received by Note Holder shall be first applied to accrued and unpaid interest, then to principal, and then to any other amounts owing under this Note.  For the purposes of this Note, the Note Holder’s “Pro Rata Share” of the Maximum Amount for any quarter shall be equal to the quotient of (X) the principal balance outstanding on this Note as of the end of such quarter divided by (Y) the aggregate outstanding principal balance owed by the Debtor on this Note and on the Other Notes as of the end of such quarter.  In the event that any amounts remain due under this Note on December 31, 2016 AND the share price of Debtor has not averaged one dollar ($1.00) or more on each of the previous thirty (30) trading days prior to December 31, 2016, then the exercise date of any and all Warrants held by Holder shall be extended by not less than one (1) year.

2.3

The Debtor shall have the right to prepay the principal amount of this Note at any time, in whole or in part, and from time to time, without penalty or premium, provided that (a) Debtor shall provide the Note Holder with at least ten (10) Business Days’ prior written notice of such prepayment to afford the Note Holder the opportunity to exercise his conversion rights hereunder, and (b) each such payment shall be accompanied by all accrued and unpaid interest to the date of any such prepayment.  Any partial prepayment shall not reduce the amount of the required monthly payment under Section 2.2 above (provided that once the principal balance of this Note has been paid in full, then no further payments of principal shall be owing).

3.

Events of Default.  Each of the following events shall be an “Event of Default” under this Note:

(a)

Debtor fails to pay any of the principal amount due under this Note or any accrued interest or other amounts owing under this Note within ten (10) Business Days of the date the same is due and payable under this Note;

(b)

Debtor or any of its subsidiaries files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(c)

An involuntary petition is filed against Debtor or any of its subsidiaries (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Debtor or its subsidiaries; or

(d)

Debtor or any of its subsidiaries fail to timely observe or perform any other covenant or agreement of Debtor  or its subsidiaries set forth in this Note (other than a breach covered by Section 3(a) above), the Other Notes, the Security Agreement or in any other document or agreement evidencing the Senior Indebtedness.

(e)

The Company or any of its subsidiaries shall fail to pay any Indebtedness that is secured by any of the assets of the Company or any of its subsidiaries (other than the Indebtedness evidenced by this Note), or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or any other default under any agreement or instrument relating to any such Indebtedness, or any other event, shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness.  For the purposes of this Note, “Indebtedness” shall mean means with respect to any Person, without duplication:  (a) all obligations arising from the lending of money by any Person to the Company or any of its subsidiaries; (b) any obligation which is represented by notes, bonds, debentures or other similar agreements (other than accounts payable or trade payables); (c) a capitalized lease obligation; (d) reimbursement obligations with respect to letters of credit or guaranties of letters of credit; and (e) any obligation of the Company or any of its subsidiaries under any guaranty of obligations that would constitute Indebtedness under clauses (a) through (d) hereof, if owed directly by the Company or any of its subsidiaries. “Person” shall mean an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a Government Authority.

(f)

The Board of Directors or the stockholders of the Company shall have approved a Change in Control.  For the purposes of this Note, a “Change of Control” means that either the Company or Bar Code Specialties, Inc. (“BCS”) shall, directly or indirectly, in one or more related transactions, (a) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (b) sell, assign, license, lease, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (c) consummate a stock purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby after such transaction such other Person holds more than the 50% of the voting power of all classes of equity interests of the Company or BCS, in each case taken together as a single class, or (d) sell, assign, license, lease, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of a subsidiary of the Company or BCS to another Person.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing under or in connection with this Note shall, at the option of the Note Holder, and, in the case of an Event of Default pursuant to clauses (b) or (c) above, automatically, be immediately due, payable and collectible by Note Holder pursuant to applicable law.

4.

RESERVED.

5.

Conversion.  The Note Holder may, upon the election of the Note Holder at any time, convert all or any portion of the outstanding principal under this Note up to the Maximum Conversion Amount (as defined below) into shares of fully paid and nonassessable shares of

Common Stock subject to the limitation set forth in Section 5.5; provided however, that Debtor’s prior written approval shall be required prior to such conversion in the event Kurt Thomet (whether individually or as a trustee) is not the Note Holder for the purposes of this Note.  The “Maximum Conversion Amount” shall equal $1,594,000.  The number of shares of Common Stock which will be issued upon any such conversion shall be equal to the quotient obtained by dividing the outstanding principal by the Conversion Price then in effect.  Upon any such conversion, the accrued and unpaid interest on the Note shall be paid to Note Holder (x) in cash or (y) upon mutual agreement of the Company and Note Holder, in shares of Common Stock, with the number of shares of Common Stock to be issued equal to the quotient obtained by dividing such accrued and unpaid interest by the Conversion Price then in effect.  “Common Stock” means the Company’s common stock, par value $0.001 per share.

5.1

Conversion Price.  The “Conversion Price” shall initially be $1.00 per share but shall be appropriately adjusted for stock splits, dividends and combinations with respect to the Common Stock such that the number of shares of Common Stock issuable upon conversion of the Note shall be increased or decreased in proportion to such increase or decrease in the aggregate number of shares of Common Stock outstanding as a result of such stock split, dividend or combination.  In addition, in the event of distributions, recapitalizations and similar events with respect to the Common Stock, the Conversion Price shall be appropriately adjusted, or the Company shall take appropriate additional measures, such that upon any conversion of the Note, Note Holder shall receive such additional or other securities or property of the Company or otherwise, as if Note Holder had been the owner of the number of shares of Common Stock issuable upon conversion of this Note immediately prior to such distribution, recapitalization or other event.

5.2

Stock Dividends, Stock Splits and other Adjustments.  In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

5.3

Reservation of Stock Issuable Upon Conversion.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Note, at least such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of the outstanding principal; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the outstanding principal, in addition to such other remedies as shall be available to Note Holder, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

5.4

Fractional Shares.  No fractional shares of any capital stock shall be issued upon conversion of this Note.  In lieu thereof, the Company shall pay to Note Holder the amount of outstanding principal and interest that is not so converted, such payment to be in cash or by check.

5.5

Maximum Conversion on Any Conversion Date.  Notwithstanding anything herein to the contrary, the number of shares of Common Stock that the Note Holder may be permitted to convert this Note into on any conversion date may not exceed, when combined with the number of shares of Common Stock beneficially owned by the Note Holder and his affiliates on the conversion date, 4.99% of the outstanding Common Stock on such date.  For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder.  The 4.99% limitation described in this Section may be increased upon sixty-one (61) days prior written notice from the Note Holder to the Debtor to up to 9.99% of the outstanding Common Stock on such conversion date.

6.

Agreement to Subordinate to Senior Debt. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of Company’s Senior Indebtedness, whether currently outstanding or incurred in the future by the Company. “Senior Indebtedness” shall mean any existing or future line of credit, term loan or credit facility with any bank, lessor or other financial or lending institution approved by the Company’s Board of Directors, provided that maximum principal amount of all Senior Indebtedness shall not exceed $10 million.

6.1

Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshalling of the assets and liabilities of the Company, (i) no amount shall be paid by the Company in respect of the principal balance, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal and interest and other amounts payable in respect of the Senior Indebtedness then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of Note Holder that shall assert any right to receive any payments in respect of the principal balance and interest and other amounts payable on this Note except subject to the payment in full of the principal of and interest and other amounts payable in respect of all of the Senior Indebtedness then outstanding.

6.2

Further Assurances. By acceptance of this Note, Note Holder agrees to execute and deliver a customary form of subordination agreement if requested from time to time by holders of Senior Indebtedness; provided that such form shall not impose on Note Holder terms less favorable than those provided herein.

6.3

Subrogation. Subject to the payment in full of all Senior Indebtedness, Note Holder shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions indefeasibly made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 6) to receive payments and distributions of assets of the Company applicable to the Senior Indebtedness.  No such payments or distributions applicable to the Senior Indebtedness shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and Note Holder, be deemed to be a payment by the Company to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Note Holder would be entitled except for the provisions of this Section 6 shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and Note Holder, be deemed to be a payment by the Company to or on account of the Senior Indebtedness.

6.4

No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 6 to receive cash, securities or other properties otherwise payable or deliverable to the Note Holder, nothing contained in this Section 6 shall impair, as between the Company and Note Holder, the obligation of the Company, subject to the terms and conditions hereof, to pay to Note Holder the Principal Amount hereof and interest hereon as and when the same become due and payable, or shall prevent Note Holder, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law. Notwithstanding any terms to the contrary in this Section 6, nothing herein (including an Event of Default) shall limit or restrict the right of the Note Holder to convert this Note in the manner and at the times provided for in Section 5.

7.

Miscellaneous Provisions.

7.1

Business Day.  “Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks are closed in the City of Los Angeles, California.  If a payment is due hereunder on a day which is not a Business Day then payment shall be made on the following Business Day, and interest shall continue to accrue on the principal amount of such payment until paid.

7.2

Other Indebtedness.  Other than the Senior Indebtedness, no indebtedness of Debtor shall be senior in any respect to the indebtedness represented by this Note unless otherwise agreed to in writing by the Note Holder (in Note Holder’s sole discretion).

7.3

Waivers.  Debtor each waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses.  The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

7.4

Notices.  Except when otherwise required by law, any notice which a party is required or may desire to give the other under or in connection with this Note shall be in writing and may be sent by personal delivery or by mail (either (i) by United States registered or certified mail, return receipt requested, postage prepaid, or (ii) by Federal Express or similar generally recognized overnight carrier regularly providing proof of delivery), addressed as provided below in this Section.  Any notice so given by mail shall be deemed to have been given as of the date of delivery (whether accepted or refused) established by U.S. Post Office return receipt or the overnight carrier’s proof of delivery, as the case may be.  Any such notice not so given shall be deemed given upon receipt of the same by the party to whom the same is to be given.

(i)

If to Note Holder, at:

[Address]

      Fax:

(ii)

If to Debtor  at:

c/o Quest Solution, Inc.

2580 Anthem Village Drive

Henderson, NV 89052

Attn: Chief Executive Officer

Fax:

(702) 974-4904

7.5

Modification, Amendment, Waiver, etc.  No modification, amendment or waiver of any provision of this Note, and no consent to any departure by Debtor herefrom, shall be effective unless the same shall be in writing and signed by Note Holder and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice to or demand on Note Holder shall entitle Note Holder to any other or further notice or demand in the same, similar or other circumstances.

7.6

Costs and Expenses.  Debtor shall pay or reimburse Note Holder on demand for all costs and expenses incurred by Note Holder in connection with this Note and any related documents, including all fees and disbursements of legal counsel to the Note Holder.  Without limiting the generality of the foregoing, Debtor specifically agrees to pay, on demand, all fees, costs and disbursements of counsel to Note Holder for the services performed by such counsel in connection with any enforcement of this Note and the documents and instruments related or incidental thereto.

7.7

Governing Law.  This Note shall be governed by the laws of the State of California, without giving effect to principles of conflicts of laws.  For any litigation arising out of or relating to this Note, each of the parties hereto expressly consents to the personal and exclusive jurisdiction of the state and federal courts located in Orange County, California and agrees not to commence any litigation relating thereto except in such courts, waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in an inconvenient forum.

7.8

Advisors.  Each party shall bear its own fees and expenses (including the fees and disbursements of counsel and other professional advisors) incurred in connection with the negotiation, execution and delivery of this Agreement.  The parties hereto understand and acknowledge that Morgan, Lewis & Bockius LLP is representing only David Marin in connection with the Other Note and the transactions contemplated herein, and each party was advised and had the opportunity to consult with its own counsel and tax advisors.

7.9

Successors and Assigns.  The provisions of this Note shall inure to the benefit of and be binding on any successor to Debtor and shall extend to any holder hereof; provided that neither Debtor nor BCS may assign their rights and obligations under this Note.  Note Holder may assign all or any party of Note Holder’s rights hereunder, without consent of the Debtor, upon death by will or intestacy, or for bona fide estate planning purposes, including to the Note Holder’s spouse, parent, sister, brother, child (natural or adopted), or any other direct lineal descendant of such Note Holder (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Note Holder and/or any such family members.

7.10

Counterparts.  This Note may be signed (including by facsimile) in any number of counterparts, each of which, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

[signatures on next page]

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals or have caused these presents to be duly executed and sealed the day and year first above written.

By: /s/ George Zicman GEORGE ZICMAN, an individual QUEST SOLUTION, INC. By: /s/ Jason F. Griffith Name: JASON F. GRIFFITH Title: Chief Executive Officer

SCHEDULE A

OTHER NOTES

•

Amended and Restated Secured Subordinated Promissory Note and dated November 21, 2014 issued by the Debtor to Kurt Thomet in the original principal amount of $5,643,758; and

•

Amended and Restated Secured Subordinated Convertible Promissory Note and dated November 21, 2014 issued by the Debtor to Kurt Thomet in the original principal amount of $4,781,000; and

•

Amended and Restated Secured Subordinated Promissory Note and dated November 21, 2014 issued by the Debtor to George Zicman in the original principal amount of $1,993,750; and

•

Secured Subordinated Convertible Promissory Note dated November 21, 2014 issued by the debtor to David Marin in the original principal amount of $11,000,000.